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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                         Commission File Number  333-61714
                                                                -----------

(Check One)
[X]  Form 10-K and Form 10-KSB      [] Form 11-K
[ ]  Form 20-F     [ ] Form 10-Q and Form 10-QSB    [] Form N-SAR


For Period Ended: December 31, 2002
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[]  Transition Report on Form 10-K and Form 10-KSB
[]  Transition Report on Form 20-F
[]  Transition Report on Form 11-K
[]  Transition Report on Form 10-Q and Form 10-QSB
[]  Transition Report on Form N-SAR

For  the  transition  period  ended  ________________________________________

Read  Attached  Instruction  Sheet  Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____
________________
 ___________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant    Assure Energy, Inc.
                          -----------------------------------------------------


Former name if applicable
                             --------------------------------------------------


 Address of principal executive office (Street and Number)

2750-140 4th Avenue S.W.
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City, State and Zip Code  Calgary, Alberta T2P 3N3
                        --------------------------------------------------------


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                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-259c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The filing of our Form 10-KSB could not be filed within the prescribed time period due to delays in completing the Form 10-KSB principally attributable to the numerous changes in management we experienced during the course of the year ended December 31, 2002.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam S. Gottbetter, Esq.               (212)                    983-6900
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                                     (Area Code)          (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                 [X]    Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X]    Yes        [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. (See Attached Schedule A.)


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                                Assure Energy, Inc.
                     ---------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  31,  2003           By:  /s/  Harvey  Lalach
                                      ----------------------------
                                       Harvey  Lalach,  President






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                                   SCHEDULE A
                                   ----------


There was a significant change in the results of operations for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to our acquisitions of Assure Oil & Gas Corp. and Westerra 2000 Inc. during 2002. We had approximately $1,200,000 in total revenue in calendar 2002 as compared to no revenue in calendar 2001. Total expenses for the year ended December 31, 2002 were approximately $1,500,000 as compared to approximately $60,000 for the year ended December 31, 2001. We had a net loss for the year ended December 31, 2002 of approximately $300,000 as compared to a net loss of approximately $60,000 for the year ended December 31, 2001.



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